Securities and Exchange Commission
                             Washington, D. C. 20549

                                 ---------------

                                   Form 10-SB

                                 --------------


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           BINGHAM CANYON CORPORATION
                       (Name of registrant in its charter)


NEVADA                                       51-0292843
(State of incorporation)                    (I.R.S. Employer Identification No.)


                                 3353 South Main
                                    Suite 584
                           Salt Lake City, Utah 84115
                                 (801) 323-2395
          (Address and telephone number of principal executive offices and principal place of business)


                                ----------------

               Securities           registered  pursuant to Section 12(b) of the
                                    Act:

                                      None
                                ----------------

               Securities           registered  pursuant to Section 12(g) of the
                                    Act:

                          Common Stock, par value $.001
                               Title of each class

                                Table of Contents

                                     PART I

Item 1: Description of Business.............................................3
Item 2: Management's Discussion and Analysis or Plan of Operation...........6
Item 3: Description of Property.............................................6
Item 4: Security Ownership of Certain Beneficial Owners and Management......6
Item 5: Directors, Executive Officers, Promoters and Control Persons........7
Item 6: Executive Compensation..............................................7
Item 7: Certain Relationships and Related Transactions......................8
Item 8: Description of Securities...........................................8

                                     PART II

Item 1: Market Price for Common Equity and Related Stockholder Matters......8
Item 2: Legal Proceedings...................................................8
Item 3: Changes in and Disagreements with Accountants.......................8
Item 4: Recent Sales of Unregistered Securities.............................9
Item 5: Indemnification of Directors and Officers...........................9

                                    PART F/S
Index to Financial Statements...............................................9

                                    PART III

Item 1: Index to and Description of Exhibits...............................10

                           FORWARD LOOKING STATEMENTS

         In this registration statement references to "Bingham Canyon," "we," "us," and "our" refer to Bingham Canyon Corporation

         This Form 10-SB contains certain forward-looking statements. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within Bingham Canyon's control. These factors include but are not limited to economic conditions generally and in the industries in which Bingham Canyon may participate; competition within Bingham Canyon's chosen industry, including competition from much larger competitors; technological advances and failure by Bingham Canyon to successfully develop business relationships.


                         ITEM 1: DESCRIPTION OF BUSINESS

Business Development

         On August 19, 1998, Bingham Canyon Corporation was incorporated in the state of Nevada. Bingham Canyon merged with Bingham Canyon Corporation, a Delaware corporation, on August 26, 1999. Bingham Delaware merged with Bingham Nevada solely to change its domicile from Delaware to Nevada. Bingham Delaware had no commercial operations at that time and was the subsidiary of VIP Worldnet, Inc., a Nevada corporation.

         We are a development stage company and have suffered losses since our inception. Our independent auditors have expressed doubt that we can continue as a going concern unless we obtain financing. We have voluntarily filed this registration statement to become a reporting company.

Our Plan

         Our business plan is to seek, investigate, and, if warranted, acquire an interest in a business opportunity. Our acquisition of a business opportunity may be made by merger, exchange of stock, or otherwise. We have very limited sources of capital, and we probably will only be able to take advantage of one business opportunity. At the present time we have not identified any business opportunity that we plan to pursue, nor have we reached any agreement or definitive understanding with any person concerning an acquisition.

         Our search for a business opportunity will not be limited to any particular geographical area or industry. Our management has unrestricted discretion in seeking and participating in a business opportunity, subject to the availability of such opportunities, economic conditions and other factors. Our management believes that companies who desire a public market to enhance liquidity for current shareholders, or plan to acquire additional assets through issuance of securities rather than for cash will be potential merger or acquisition candidates.

         The selection of a business opportunity in which to participate is complex and extremely risky and will be made by management in the exercise of its business judgement. There is no assurance that we will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to us and our shareholders.

         Our activities are subject to several significant risks which arise primarily as a result of the fact that we have no specific business and may acquire or participate in a business opportunity based on the decision of management which will, in all probability, act without consent, vote, or approval of our shareholders.

Investigation and Selection of Business Opportunities

         A decision to participate in a specific business opportunity may be made upon our management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concept, the merit of technological changes, the perceived benefit that company will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, we anticipate that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. We will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes.

         Our management will analyze the business opportunities, however, none of our management are professional business analysts (See "Directors and Executive Officers," below). Our management might hire an outside consultant to assist in the investigation and selection of business opportunities. Since our management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors. We have not established the criteria to be used in selecting such consultants or advisors, the service to be provided, the term of service, or the total amount of fees that may be paid. However, because of our limited resources, it is likely that any such fee we agree to pay would be paid in stock and not in cash.

         In our analysis of a business opportunity we anticipate that we will consider, among other things, the following factors:

         (1)   Potential  for  growth  and   profitability,   indicated  by  new
technology, anticipated market expansion, or new products;

         (2) Our perception of how any particular business opportunity will be received by the investment community and by our stockholders;

         (3) Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable our securities to qualify for listing on a exchange or on a national automated securities quotation system, such as NASDAQ.

         (4) Capital requirements and anticipated availability of required funds, to be provided by us or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

         (5)   The extent to which the business opportunity can be advanced;

         (6) Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

         (7) Strength and diversity of existing management, or management prospect that are scheduled for recruitment;

         (8) The cost of our participation as compared to the perceived tangible and intangible values and potential; and

         (9) The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

         No one of the factors described above will be controlling in the selection of a business opportunity. Management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development. Thus, the task of comparative investigation and analysis of such business opportunities will be extremely difficult and complex. Potential investors must recognize that, because of our limited capital available for investigation and management's limited experience in business analysis, we may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

Form of Acquisition

         We cannot predict the manner in which we may participate in a business opportunity. Specific business opportunities will be reviewed as well as our needs and desires and those of the promoters of the opportunity. The legal structure or method deemed by management to be suitable will be selected based upon our review and our relative negotiating strength. Such structure may include, but is not limited to, leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. We may act directly or indirectly through an interest in a partnership, corporation or other form of organization. We may be required to merge, consolidate or reorganize with other corporations or forms of business organization. In addition, our present management and stockholders most likely will not have control of a majority of our voting shares following a merger or reorganization transaction. As part of such a transaction, our existing directors may resign and new directors may be appointed without any vote by our stockholders.

Competition

         We expect to encounter substantial competition in our effort to locate attractive opportunities. Business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals will be our primary competition. Many of these entities will have significantly greater experience, resources and managerial capabilities than we do and will be in a better position than we are to obtain access to attractive business opportunities. We also will experience competition from other public "blind pool" companies, many of which may have more funds available.

Employees

         We currently have no employees. Our management expects to confer with consultants, attorneys and accountants as necessary. We do not anticipate a need to engage any full-time employees so long as we are seeking and evaluating business opportunities. We will determine the need for employees based upon the specific business opportunity.

Reports to Security Holders

         Bingham Canyon has voluntarily elected to file this Form 10-SB registration statement in order to become a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Following the effective date of this registration statement, we will be required to comply with the reporting requirements of the Exchange Act. We will file annual, quarterly and other reports with the Securities and Exchange Commission ("SEC"). We also will be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish an annual report with audited financial statements to our stockholders.

Available Information

         Copies of this registration statement may be inspected, without charge, at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. Copies of this material also should be available through the Internet by using the SEC's EDGAR Archive, which is located at http://www.sec.gov.


        ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation

         We have no assets and have experienced losses from inception. For the eight month period ended August 31, 2000, we had no cash on hand and total current liabilities of $27,000. The $27,000 note payable is owed to Mutual Ventures Corporation for accounting and legal fees incurred during the year ended 2000 and paid on our behalf by Mutual Ventures. We have no commitments for capital expenditures for the next twelve months.

         As of the date of this Form 10-SB, we have yet to generate positive cash flow. Since inception, we have primarily financed our operations through the sale of our common stock and we believe that our current cash needs can be met by loans from our directors, officers and shareholders for at least the next twelve months. However, if we obtain a business opportunity, it may be necessary to raise additional capital. This may be accomplished by selling our common stock.

         Our management intends to actively seek business opportunities during the next twelve months.


                        ITEM 3: DESCRIPTION OF PROPERTIES

         We do not currently own or lease any property. We utilize office space in the office of one of our shareholders at no cost. Until we pursue a viable business opportunity and recognize income, we will not seek independent office space.


                ITEM 4: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

         The following table sets forth the beneficial ownership of our outstanding common stock of each person or group known by us to own beneficially more than 5% of our outstanding common stock and ownership of our management. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the table below have sole voting power and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership is based on 17,000,000 shares of common stock outstanding as of September 1, 2000.

                            CERTAIN BENEFICIAL OWNERS

                                         Common Stock Beneficially Owned
Name and Address of             Number of Shares of
Beneficial Owners               Common Stock              Percentage of Class

VIP Worldnet, Inc.              15,010,450*               88.3%
154 E.  Ford Avenue
Salt Lake City, Utah 84115

         * VIP Worldnet, Inc. holds 15,000,000 shares and its president and director, Joanne Clinger, beneficially owns 10,450 shares.


                                   MANAGEMENT

                                                Common Stock Beneficially Owned
Name and Address of                    Number of Shares
Beneficial Owners                      Common Stock       Percentage of Class

John W.  Peters                                 200*               **
476 East South Temple, Suite 440
Salt Lake City, Utah 84111

* Includes 200 shares held by spouse.
** Less than 1%


                    ITEM 5: DIRECTORS AND EXECUTIVE OFFICERS

         Our executive officers and directors and their respective ages, positions and term of office are set forth below. Biographical information for each of those persons is also presented below. Our bylaws require at least one director and up to nine directors who serve for a term of one year and our executive officers are chosen by our Board of Directors and serve at its discretion. There are no existing family relationships between or among any of our executive officers or directors.

Name               Age   Position Held                      Director or Officer Since
----               ---   -------------                      -------------------------
Brett Mayer        28    President and Director             June 30, 2000
John W.  Peters    48    Secretary/Treasurer and Director   July 19, 1999

         Brett Mayer. From January 1995 to the present Mr. Mayer has been an account executive for Universal Business Insurance primarily marketing and selling insurance policies. He received a bachelors degree in economics from the University of Utah.

         John Peters. Since July 1999 Mr. Peters has been the manager of Development Specialties, Inc. a property management company. Since 1995 to the present he has been President and Chairman of the Board of Earth Products and Technologies, Inc, a reporting company. From 1993 to 1995 he was employed as Earth Products' operations manager. He also is a Director of Skinovation Pharmaceutical, Inc. a reporting company. Prior business experience includes President and executive officer of Certified Environmental Laboratories, Inc. and Vice President of Sales and Marketing for Comco Communications Corp. in California. Mr. Peters studied business administration at Long Beach Community College and California Polytechnic State University in San Louis Obispo, California.


                         ITEM 6: EXECUTIVE COMPENSATION

         Our named executive officers have not received any cash compensation, bonuses, stock appreciation rights, long term compensation, stock awards or long-term incentive rights from us during the past three fiscal years. We have not entered into employment contracts with our executive officers and their compensation, if any, will be determined at the discretion of our Board of Directors.

Compensation of Directors

         We do not have any standard arrangement for compensation of our directors for any services provided as director, including services for committee participation or for special assignments.


             ITEM 7: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         We have not engaged in any transactions in excess of $60,000 during the past two years involving our executive officers, directors, 5% stockholders or immediate family members of such persons.

Parent Company

         VIP Worldnet, Inc. is our parent company and beneficially owns 15,010,450 shares of our common stock. Such shares represent 88.3% of our issued and outstanding shares.


                        ITEM 8: DESCRIPTION OF SECURITIES

Common Stock

         We are authorized to issue 100,000,000 shares of common stock, par value $.001, of which 17,000,000 are outstanding as of September 1, 2000. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof (i) to one non- cumulative vote for each share held of record on all matters submitted to a vote of the stockholders, (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Our stockholders have no preemptive rights to acquire additional shares of common stock or any other securities.


                                     PART II


                     ITEM 1: MARKET PRICE FOR COMMON EQUITY
                         AND RELATED STOCKHOLDER MATTERS

         We do not have an established public trading market. We have approximately 84 stockholders of record with 15,011,050 restricted shares, as that term is defined in Rule 144, and 1,988,950 free trading shares. We do not have any outstanding options or warrants to purchase our common shares. We have not declared dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future.

                            ITEM 2: LEGAL PROCEEDINGS

         We are not a party to any proceedings or threatened proceedings as of the date of this filing.


              ITEM 3: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         We have had no change in, or disagreements with, our principal independent accountant during our last two fiscal years.

                 ITEM 4: RECENT SALES OF UNREGISTERED SECURITIES

         On August 18, 1998, we issued an aggregate of 100 shares to our founding officers and directors. We sold 50 shares each to Matthew McLelland and April Marino for $1.00 each. These shares were subsequently canceled and returned to the corporate treasury. The issuance of such shares was exempt from registration under the Securities Act of 1933 by reason of Sections 4(2) as a private transaction not involving a public distribution.


                ITEM 5: INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Pursuant to Nevada Revised Statutes Section 78.7502 and 78.751 our Articles of Incorporation and bylaws provide for the indemnification of present and former directors and officers and each person who serves at our request as our officer or director. Indemnification for a director is mandatory and indemnification for an officer, agent or employee is permissive. We will indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is our director or officer. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interest. In a criminal action he must not have had a reasonable cause to believe his conduct was unlawful. This right of indemnification shall not be exclusive of other rights the individual is entitled to as a matter of law or otherwise.

         We will not indemnify an individual adjudged liable due to his negligence or wilful misconduct toward us, adjudged liable to us, or if he improperly received personal benefit. Indemnification in a derivative action is limited to reasonable expenses incurred in connection with the proceeding. Also, we are authorized to purchase insurance on behalf of an individual for liabilities incurred whether or not we would have the power or obligation to indemnify him pursuant to our bylaws.

         Our bylaws provide that directors may receive advances for expenses if the individual provides a written affirmation of his good faith belief that he has met the appropriate standards of conduct and he will repay the advance if he is judged not to have met the standard of conduct.


                                    PART F/S

                          INDEX TO FINANCIAL STATEMENTS

         Bingham Canyon Corporation Financial Statements for August 31, 2000, December 31, 1999 and 1998.

                           Auditors report                             F-1
                           Balance sheet                               F-2
                           Statement of operations                     F-3
                           Statement of stockholder's equity           F-4
                           Statement of cash flows                     F-5
                           Notes                                       F-6

                                      Smith
                                        &
                                     Company

           A Professional Corporation of Certified Public Accountants

                          INDEPENDENT AUDITOR'S REPORT

Board of Directors
Bingham Canyon Corporation
(A Development Stage Company)

We have audited the accompanying balance sheets of Bingham Canyon Corporation (a development stage company) as of August 31, 2000, December 31, 1999 and 1998, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the periods ended August 31, 2000, December 31, 1999, and 1998, and for the period of February 27, 1986 (date of inception) to August 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bingham Canyon Corporation (a development stage company) as of August 31, 2000, December 31, 1999, and 1998, and the results of its operations, changes in stockholders' equity (deficit), and its cash flows for the periods ended August 31, 2000, December 31, 1999, and 1998, and for the period of February 27, 1986 (date of inception) to August 31, 2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has at August 31, 2000 a retained deficit of $44,000. The Company has suffered losses from operations and has a substantial need for working capital. This raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2 to the financial statements. The accompanying financial statements do not include any adjustments that may result from the outcome of this uncertainty.


                                                     /s/ Smith & Company
                                                    CERTIFIED PUBLIC ACCOUNTANTS

Salt Lake City, Utah
September 7, 2000

          10 West 100 South, Suite 700o Salt Lake City, Utah 84101-1554
              Telephone: (801) 575-8297o Facsimile: (801) 575-8306
                       E-mail: smith&co@smithandcocpa.com
           Members: American Institute of Certified Public Accountants
               o Utah Association of Certified Public Accountants

                           BINGHAM CANYON CORPORATION
                          (A Development Stage Company)
                                 BALANCE SHEETS



                                                                           August 31,              December 31,
                                                                            2000             1999                1998
                                                                         -------------    --------------    -------------
             ASSETS
CURRENT ASSETS
         Cash in bank                                                    $           0    $            0    $           0
                                                                         -------------    --------------    -------------

                                                                         $           0    $            0    $           0
                                                                         =============    ==============    =============

             LIABILITIES & EQUITY (DEFICIT)
CURRENT LIABILITIES
         Accounts payable - related party (Note 4)                       $      27,000    $       27,000    $           0
                                                                         -------------    --------------    -------------

                      TOTAL CURRENT LIABILITIES                                 27,000            27,000                0

STOCKHOLDERS' EQUITY (DEFICIT)
             Common Stock $.001 par value:
             Authorized - 100,000,000 shares
             Issued and outstanding 17,000,000 shares                           17,000            17,000           17,000
             Deficit accumulated during
                  the development stage                                        (44,000)          (44,000)         (17,000)
                                                                         -------------    --------------    -------------

                          TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                 (27,000)          (27,000)               0
                                                                         -------------    --------------    -------------

                                                                         $           0    $            0    $           0
                                                                         =============    ==============    =============

See Notes to Financial Statements.

                           BINGHAM CANYON CORPORATION
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS


                                                            Period                                         2/27/86
                                                             ended               Year ended                (Date of
                                                           August 31,           December 31,             inception) to
                                                           2000            1999               1998            8/31/2000
                                                       --------------  -------------    -------------   -----------------
Net sales                                              $            0  $           0    $           0   $               0
Cost of sales                                                       0              0                0                   0

                GROSS PROFIT                                        0              0                0                   0

General & administrative expenses                                   0         27,000                0              44,000
                                                       --------------  -------------    -------------   -----------------

                  NET LOSS                             $            0  $     (27,000)   $           0   $         (44,000)
                                                       ==============  =============    =============   =================

Net income (loss) per weighted
         average share                                 $         .000  $       (.002)   $        .000
                                                       ==============  =============    =============

Weighted average number of common
         shares used to compute  net income
         (loss) per weighted  average share                17,000,000     17,000,000       17,000,000
                                                       ==============  =============    =============







See Notes to Financial Statements.

                           BINGHAM CANYON CORPORATION
                          (A Development Stage Company)
             STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)


                                                                                                           Deficit
                                                                                                          Accumulated
                                                                               Common Stock                  During
                                                                             Par Value $0.001              Development
                                                                              Shares         Amount          Stage
                                                                         -------------  -------------   -----------------
Balances at 2/27/86 (Date of inception)                                              0  $           0   $               0
         Issuance of common stock (restricted)
           at $.001 per share at 4/24/86                                    17,000,000         17,000
         Net loss for period                                                                                       (3,400)
                                                                         -------------  -------------   -----------------
Balances at 12/31/86                                                        17,000,000         17,000              (3,400)
         Net loss for year                                                                                         (3,400)
                                                                         -------------  -------------   -----------------
Balances at 12/31/87                                                        17,000,000         17,000              (6,800)
         Net loss for year                                                                                         (3,400)
                                                                         -------------  -------------   -----------------
Balances at 12/31/88                                                        17,000,000         17,000             (10,200)
         Net loss for year                                                                                         (3,400)
                                                                         -------------  -------------   -----------------
Balances at 12/31/89                                                        17,000,000         17,000             (13,600)
         Net loss for year                                                                                         (3,400)
                                                                         -------------  -------------   -----------------
Balances at 12/31/90                                                        17,000,000         17,000             (17,000)
         Net income for year                                                                                            0
                                                                         -------------  -------------   -----------------
Balances at 12/31/91                                                        17,000,000         17,000             (17,000)
         Net income for year                                                                                            0
                                                                         -------------  -------------   -----------------
Balances at 12/31/92                                                        17,000,000         17,000             (17,000)
         Net income for year                                                                                            0
                                                                         -------------  -------------   -----------------
Balances at 12/31/93                                                        17,000,000         17,000             (17,000)
         Net income for year                                                                                            0
                                                                         -------------  -------------   -----------------
Balances at 12/31/94                                                        17,000,000         17,000             (17,000)
         Net income for year                                                                                            0
                                                                         -------------  -------------   -----------------
Balances at 12/31/95                                                        17,000,000         17,000             (17,000)
         Net income for year                                                                                            0
                                                                         -------------  -------------   -----------------
Balances at 12/31/96                                                        17,000,000         17,000             (17,000)
         Net income for year                                                                                            0
                                                                         -------------  -------------   -----------------
Balances at 12/31/97                                                        17,000,000         17,000             (17,000)
         Net income for year                                                                                            0
                                                                         -------------  -------------   -----------------
Balances at 12/31/98                                                        17,000,000         17,000             (17,000)
         Net loss for year                                                                                        (27,000)
                                                                         -------------  -------------   -----------------
Balances at 12/31/99                                                        17,000,000         17,000             (44,000)
         Net income for period                                                                                          0
                                                                         -------------  -------------   -----------------

Balances at 8/31/00                                                         17,000,000  $      17,000   $         (44,000)
                                                                         =============  =============   =================

See Notes to Financial Statements.

                           BINGHAM CANYON CORPORATION
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS


                                                           Period                                            2/27/86
                                                           ended                 Year ended                 (Date of
                                                          August 31,            December 31,              inception) to
                                                            2000            1999             1998            8/31/2000
                                                       --------------  -------------    -------------   -----------------
OPERATING ACTIVITIES
         Net income (loss)                             $            0  $     (27,000)   $           0   $         (44,000)
         Adjustments to reconcile net income
           (loss) to cash used by operating
           activities:
             Amortization                                           0              0                0              17,000
             Accounts payable - related party                       0         27,000                0              27,000
                                                       --------------  -------------    -------------   -----------------

                NET CASH USED BY
                OPERATING ACTIVITIES                                0              0                0                   0

INVESTING ACTIVITIES
         Organization costs                                         0              0                0             (17,000)
                                                       --------------  -------------    -------------   -----------------

                NET CASH REQUIRED BY
                INVESTING ACTIVITIES                                0              0                0             (17,000)

FINANCING ACTIVITIES
         Proceeds from sale of
          common stock                                              0              0                0              17,000
                                                       --------------  -------------    -------------   -----------------

                NET CASH PROVIDED BY
                FINANCING ACTIVITIES                                0              0                0              17,000
                                                       --------------  -------------    -------------   -----------------

                INCREASE IN CASH
                AND CASH EQUIVALENTS                                0              0                0                   0

         Cash and cash equivalents at beginning
           of period                                                0              0                0                   0
                                                       --------------  -------------    -------------   -----------------

                CASH & CASH EQUIVALENTS
                AT END OF PERIOD                       $            0  $           0    $           0   $               0
                                                       ==============  =============    =============   =================




See Notes to Financial Statements.

                           BINGHAM CANYON CORPORATION
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                  August 31, 2000, December 31, 1999, and 1998


NOTE 1:                SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES
         a.            Organization & Consolidation Policy

                       Bingham Canyon Corporation (the Company), a Nevada corporation, was incorporated on August 19, 1998. On August 26, 1999, the Company merged with Bingham Canyon Corporation, a Delaware corporation ("Bingham Delaware"). The Company is the surviving corporation.

                       Bingham Delaware was Incorporated as Hystar Aerospace Marketing Corporation of Delaware on February 27, 1986 to lease, sell, and market airships and the Burkett Mill, a waste milling device, which rights were acquired from VIP Worldnet, Inc., initially the only shareholder. The technology to further develop the airship and the mill by the parent company proved to be prohibitive, and shortly after the acquisition of the marketing rights further activity ceased. Bingham Delaware has been inactive since that date.

                       The merger was recorded under the pooling of interests method of accounting. Each share of the Company remained outstanding as one fully paid and non-assessable share of capital stock of the surviving corporation.

                       The accompanying financial statements present the financial condition and results of operations of Bingham Delaware from its inception through the merger date and of the surviving entity, the Company, as of the merger date.

         b.            Recognition of Revenue

                       The Company recognizes income and expense on the accrual basis of accounting.

         c.            Earnings (Loss) Per Share

                       The computation of earnings (loss) per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

         d.            Cash and Cash Equivalents

                       The Company considers all highly liquid  investments with
                       maturities   of   three   months   or  less  to  be  cash
                       equivalents.

         e.            Provision for Income Taxes

                       The Company records the income tax effect of transactions in the same year that the transactions enter into the determination of income, regardless of when the transactions are recognized for tax purposes. Tax credits are recorded in the year realized. Since the Company has not yet realized income as of the date of this report, no provision for income taxes has been made.

                       In February, 1992, the Financial Accounting Standards Board adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which supersedes substantially all existing authoritative literature for accounting for income taxes and requires deferred tax balances to be adjusted to reflect the tax rates in effect when those amounts are expected to become payable or refundable. The Statement was applied in the Company's financial statements for the fiscal year commencing January 1, 1993.

                       No provision for income taxes have been recorded due to net operating loss carryforwards totaling approximately $44,000 that will be offset against future taxable income. These NOL carryforwards begin to expire in the year 2001. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforwards will expire unused.

                           BINGHAM CANYON CORPORATION
                          (A Development Stage Company)
                    NOTES TO FINANCIAL STATEMENTS (continued)
                  August 31, 2000, December 31, 1999, and 1998


NOTE 1:                SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)
         f.            Use of Estimates

                       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         g.            Dividend Policy

                       The Company has not yet adopted any policy regarding payment of dividends.

         h.            Organization Costs

                       The Company amortized its organization costs over a five year period.

NOTE 2:                GOING CONCERN
         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has no assets and has had recurring operating losses for the past several years and is dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to find an operating company to merge with, thus creating necessary operating revenue.

NOTE 3:                CAPITALIZATION
         In 1986, the Company issued 17,000,000 shares of common stock for the marketing rights to a waste milling device. The value of this issuance was $17,000.

NOTE 4:                RELATED PARTY TRANSACTIONS
         During the year ended December 31, 1999, the Company incurred $27,000 of professional fees payable to Mutual Ventures Corp. An officer of the Company is also an employee of Mutual Ventures Corp.

NOTE 5:                DEVELOPMENT STAGE COMPANY
         The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and searching for a business operation with which to merge, or assets to acquire, in order to generate significant operations.

                                    PART III

                  ITEM 1: INDEX TO AND DESCRIPTION OF EXHIBITS


Exhibit Number             Description                                    Location
3.1               Articles of Incorporation, dated August 19, 1998        See attached

3.2               Articles of Merger filed August 26, 1999                See attached

3.3               Bylaws of  Bingham Canyon                               See attached

27                Financial Data Schedule                                 See attached




                                    SIGNATURE

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, who is duly authorized.


         Date__13 September 2000______      Bingham Canyon Corporation



                                            By: __/s/__________________________
                                             Brett Mayer, President and Director

Exhibit 3.1
                            ARTICLES OF INCORPORATION

                                       OF

                           BINGHAM CANYON CORPORATION


                  The undersigned, natural person of eighteen years or more of age, acting as incorporator of a Corporation (the "Corporation") under the Nevada Revised Statutes, adopts the following Articles of Incorporation for the
Corporation:

                                    ARTICLE I
                               NAME OF CORPORATION

                  The name of the Corporation is Bingham Canyon Corporation.

                                   ARTICLE II
                                     SHARES

                  The amount of the total authorized capital stock of the Corporation is 100,000,000 shares of common stock, par value $.001 per share. Each share of common stock shall have one (1) vote. Such stock may be issued from time to time without any action by the stockholders for such consideration as may be fixed from time to time by the Board of Directors, and shares so issued, the full consideration for which has been paid or delivered, shall be deemed the full paid up stock, and the holder of such shares shall not be liable for any further payment thereof. Said stock shall not be subject to assessment to pay the debts of the Corporation, and no paid-up stock and no stock issued as fully paid, shall ever be assessed or assessable by the Corporation.

                  The Corporation is authorized to issue 100,000,000 shares of common stock, par value $.001 per share.

                                   ARTICLE III
                           REGISTERED OFFICE AND AGENT

                  The   address  of  the  initial   registered   office  of  the
Corporation is 1025 Ridgeview, Suite 400, Reno, Nevada 89509 and the name of its initial registered agent at such address is Michael J. Morrison.

                                   ARTICLE IV
                                  INCORPORATOR

                  The name and address of the incorporator is:


                  NAME                 ADDRESS

                  April Marino         5557 Willow Ln.
                                       Murray, Utah 84107

                                    ARTICLE V
                                    DIRECTORS

                  The members of the governing board of the Corporation shall be known as directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided by the bylaws of the Corporation, provided that the number of directors shall not be reduced to less than one (1). The name and post office address of the first board of directors, which shall be two in number, are as follows:

                  NAME                     ADDRESS

                  April Marino             5557 Willow Ln.
                                           Murray, UT 84107

                  Matthew McLelland        373 E. Brambleberry Ln
                                           Draper, UT 84020


                                   ARTICLE VI
                                     GENERAL

                  A. The board of directors shall have the power and authority to make and alter, or amend, the bylaws, to fix the amount in cash or otherwise, to be reserved as working capital, and to authorize and cause to be executed the mortgages and liens upon the property and franchises of the Corporation.

                  B. The board of directors shall, from time to time, determine whether, and to what extent, and at which times and places, and under what conditions and regulations, the accounts and books of this Corporation, or any of them, shall be open to inspection of the stockholders; and no stockholder shall have the right to inspect any account, book or document of this Corporation except as conferred by the Statutes of Nevada, or authorized by the directors or any resolution of the stockholders.

                  C. No sale, conveyance, transfer, exchange or other disposition of all or substantially all of the property and assets of this Corporation shall be made unless approved by the vote or written consent of the stockholders entitled to exercise two-thirds (2/3) of the voting power of the Corporation.

                  D. The stockholders and directors shall have the power to hold their meetings, and keep the books, documents and papers of the Corporation outside of the State of Nevada, and at such place as may from time to time be designated by the bylaws or by resolution of the board of directors or stockholders, except as otherwise required by the laws of the State of Nevada.

                  E. The  Corporation  shall  indemnify  each present and future officer and director of the Corporation and each person who serves at the request of the Corporation as an officer of director of the Corporation, whether or not such person is also an officer or director of the Corporation, against all costs, expenses and liabilities, including the amounts of judgements , amounts paid in compromise settlements and amounts paid for services of counsel and other related expenses, which may be incurred by or imposed on him in connection with any claim, action, suit, proceeding, investigation or inquiry hereafter made, instituted or threatened in which he may be involved as a party or otherwise by reason of any past or future action taken or authorized and approved by him or any omission to act as such officer or director, at the time of the incurring or imposition of such costs, expenses, or liabilities, except such costs, expenses or liabilities as shall relate to matters as to which he shall in such action, suit or proceeding, be finally adjudged to be liable by reason of his negligence or willful misconduct toward the Corporation or such other Corporation in the performance of his duties as such officer or director, as to whether or not a director or officer was liable by reason of his negligence or willful misconduct toward the Corporation or such other Corporation in the performance of his duties as such officer or director, in the absence of such final adjudication of the existence of such liability, the board of directors and each officer and director may conclusively rely upon an opinion of legal counsel selected by or in the manner designed by the board of directors The foregoing right of indemnification shall not be exclusive of other rights to which any such officer or director may be entitled as a matter of law or otherwise, and shall inure to the benefit of the heirs, executors, administrators and assigns of each officer or director.

                  The undersigned being the individual named in Article III, above, as the initial registered agent of the Corporation, hereby consents to such appointment.



                                      ---------------------------------------


                  The  undersigned   incorporator  executed  these  Articles  of
Incorporation, certifying that the facts herein stated are true this 12th day of August, 1998.

                                     ------------------------------------
                                     April Marino


STATE OF UTAH                               )
                                            :ss.
COUNTY OF SALT LAKE                         )

                  On this _12_ day of August, 1998, personally appeared before me April Marino, personally known to me or proved to me on the basis of satisfactory evidence to be the person whose name is signed on the preceding document, and acknowledged to me that she signed it voluntarily for its stated purpose.



                                            ------------------------------------
                                            NOTARY PUBLIC



                            CERTIFICATE OF ACCEPTANCE
                        OF APPOINTMENT BY RESIDENT AGENT

                  In the matter of Bingham Canyon Corporation.

I, Michael Morrison with address at Suite 400, Street 1025 Ridgeview, City or Reno, State of Nevada, 89509, hereby accept appointment as resident agent of the above-named corporation in accordance with NRS 78.090.

________________ 1998.     ________________________________________________
                           Signature of Resident Agent

Exhibit 3.2
                             ARTICLES OF MERGER FOR
                           BINGHAM CANYON CORPORATION,
                              A NEVADA CORPORATION
                  Pursuant to the provisions of Section 78.458 of the Nevada Revised Statutes, Bingham Canyon Corporation, a Nevada corporation ("Bingham NV"), hereby adopts and files the following Articles of Merger as the surviving corporation to the merger of Bingham Canyon Corporation, a Delaware corporation ("Bingham DE"), with and into Bingham NV:

                  FIRST: The name and place of incorporation of each corporation which is a party to this merger is as follows:

                  Name                           Place of Incorporation
                  Bingham Canyon Corp.           Nevada
                          Bingham Canyon Corp. Delaware

                  SECOND:   The  Agreement  and  Plan  of  Merger  (the  "Plan")
governing the merger between Bingham NV and Bingham DE, has been adopted by the Board of Directors of the Bingham NV and Bingham DE.

                  THIRD: The approval of the shareholders of Bingham NV and Bingham DE was required to effectuate the merger. The number of shares of stock outstanding in each of the corporations (and the number of votes entitled to be cast) as of the date of the adoption of the Plan was as follows:

Entity                              Type of Shares       Number of Shares
------                              --------------       -----------------
                                                                     Outstanding
Bingham Canyon Corp. (Nevada)                Common              100
Bingham Canyon Corp. (Delaware)              Common              17,000,000

                  The number of shares of stock of each corporation which voted for and against the Plan was as follows:

Entity                         Type of Shares     For              Against
------                         --------------     ---              -------
Bingham Canyon Corp.
(Nevada)                       Common             100                       0
Bingham Canyon Corp.
(Delaware)                     Common             15,001,000                0

                  FOURTH: The number of votes cast for the Plan by each voting group entitled to vote was sufficient for approval of the merger by each such voting group.

                  FIFTH: Following the merger there are no amendments to the Articles of Incorporation of the surviving company.

                  SIXTH: The complete executed Plan is on file at the registered office or other place of business of Bingham NV.

                  SEVENTH: A copy of the Plan will be furnished by Bingham NV, on request and without cost, to any shareholder of either corporation which is a party to the merger.

                  EIGHTH: The merger will be effective upon the filing of the Articles of Merger.

                  DATED this 30th day of September, 1998.

                           BINGHAM CANYON CORPORATION, a Nevada corporation


                             By_______________________________________
                             April Marino, President



                             By________________________________________
                             Matthew McLelland, Secretary/Treasurer

STATE OF UTAH                       )
                                      : ss.
COUNTY OF SALT LAKE                 )

                  On the 30th day of September, 1998, personally appeared before me April Marino and Matthew McLelland personally known to me or proved to me on the basis of satisfactory evidence, and who, being by me duly sworn, did say that they are the President and Secretary/Treasurer, respectivley, of Bingham Canyon Corporation, a Nevada corporation and that said document was signed by them on behalf of said corporation by authority of its bylaws, and said April Marino and Matthew McLelland acknowledged to me that said corporation executed the same.

                                    -------------------------------------------
                                  NOTARY PUBLIC



                           BINGHAM CANYON CORPORATION., a Delaware Corporation



                             By_________________________________________
                             April Marino, President



                             By_________________________________________
                             Matthew McLelland, Secretary/Treasurer


STATE OF UTAH                       )
                                      : ss.
COUNTY OF SALT LAKE                 )


                  On the 30th day of September, 1998, personally appeared before me April Marino and Matthew McLelland personally known to me or proved to me on the basis of satisfactory evidence, and who, being by me duly sworn, did say that they are the President and Secretary/Treasurer, respectively, of Bingham Canyon Corporation, a Arkansas corporation and that said document was signed by them on behalf of said corporation by authority of its bylaws, and said April Marino and Matthew McLelland acknowledged to me that said corporation executed the same.



                        -------------------------------------------
                        NOTARY PUBLIC

Exhibit 3.3
                                     BYLAWS

                                       OF

                           BINGHAM CANYON CORPORATION


                                                ARTICLE 1.  OFFICES

                  1.1 Business Office. The principal office of the corporation shall be located at any place either within or outside the State of Nevada as designated in the corporation's most recent document on file with the Nevada Secretary of State, Division of Corporations. The corporation may have such other offices, either within or without the State of Nevada as the board of directors may designate or as the business of the corporation may require from time to time.

                  1.2 Registered Office. The registered office of the corporation shall be located within the State of Nevada and may be, but need not be, identical with the principal office. The address of the registered office may be changed from time to time.

                                             ARTICLE 2.  SHAREHOLDERS

                  2.1 Annual Shareholder Meeting. The annual meeting of the shareholders shall be held on the 1st day of January in each year, beginning with the year 2000 at the hour of 2:00 p.m., or at such other time on such other day within such month as shall be fixed by the board of directors, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday in the State of Nevada, such meeting shall be held on the next succeeding business day.

                  2.2 Special Shareholder Meeting. Special meetings of the shareholders, for any purpose or purposes described in the meeting notice, may be called by the president, or by the board of directors, and shall be called by the president at the request of the holders of not less than one-fourth of all outstanding votes of the corporation entitled to be cast on any issue at the meeting.

                  2.3 Place of Shareholder Meeting. The board of directors may designate any place, either within or without the State of Nevada, as the place of meeting for any annual or any special meeting of the shareholders, unless by written consent, which may be in the form of waivers of notice or otherwise, all shareholders entitled to vote at the meeting designate a different place, either within or without the State of Nevada, as the place for the holding of such meeting. If no designation is made by either the directors or unanimous action of the voting shareholders, the place of meeting shall be at 525 South 300 East, Salt Lake City, Utah 84111.

                  2.4 Notice of Shareholder Meeting. Written notice stating the date, time, and place of any annual or special shareholder meeting shall be delivered not less than 10 nor more than 60 days before the date of the meeting, either personally or by mail, by or at the direction of the President, the board of directors, or other persons calling the meeting, to each shareholder of record entitled to vote at such meeting and to any other shareholder entitled by the Nevada Revised Statutes (the "Statutes") or the articles of incorporation to receive notice of the meeting. Notice shall be deemed to be effective at the earlier of: (1) when deposited in the United States mail, addressed to the shareholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid; (2) on the date shown on the return receipt if sent by registered or certified mail, return receipt requested, and the receipt is signed by or on behalf of the addressee; (3) when received; or
(4) 3 days after deposit in the United States mail, if mailed postpaid and correctly addressed to an address other than that shown in the corporation's current record of shareholders.


s:\dwj\70630
                                      -18-

                  If any shareholder meeting is adjourned to a different date, time or place, notice need not be given of the new date, time and place, if the new date, time and place is announced at the meeting before adjournment. But if the adjournment is for more than 30 days or if a new record date for the adjourned meeting is or must be fixed, then notice must be given pursuant to the requirements of the previous paragraph, to those persons who are shareholders as of the new record date.

                  2.5 Waiver of Notice. A shareholder may waive any notice required by the Statutes, the articles of incorporation, or these bylaws, by a writing signed by the shareholder entitled to the notice, which is delivered to the corporation (either before or after the date and time stated in the notice) for inclusion in the minutes or filing with the corporate records.

                  A shareholder's attendance at a meeting:

                                    (a)  waives  objection  to lack of notice or
                  defective notice of the meeting, unless the shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting because of lack of notice or effective notice; and

                                    (b) waives  objection to  consideration of a
                  particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the shareholder objects to considering the matter when it is presented.

                  2.6 Fixing of Record Date. For the purpose of determining shareholders of any voting group entitled to notice of or to vote at any meeting of shareholders, or shareholders entitled to receive payment of any distribution, or in order to make a determination of shareholders for any other proper purpose, the board of directors may fix in advance a date as the record date. Such record date shall not be more than 70 days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken. If no record date is so fixed by the board for the determination of shareholders entitled to notice of, or to vote at a meeting of shareholders, the record date for determination of such shareholders shall be at the close of business on the day the first notice is delivered to shareholders. If no record date is fixed by the board for the determination of shareholders entitled to receive a distribution, the record date shall be the date the board authorizes the distribution. With respect to actions taken in writing without a meeting, the record date shall be the date the first shareholder signs the consent.

                  When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof unless the board of directors fixes a new record date which it must do if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting.

                  2.7 Shareholder List. After fixing a record date for a shareholder meeting, the corporation shall prepare a list of the names of its shareholders entitled to be given notice of the meeting. The shareholder list must be available for inspection by any shareholder, beginning on the earlier of 10 days before the meeting for which the list was prepared or 2 business days after notice of the meeting is given for which the list was prepared and continuing through the meeting, and any adjournment thereof. The list shall be available at the corporation's principal office or at a place identified in the meeting notice in the city where the meeting is to be held.

                  2.8  Shareholder Quorum and Voting Requirements.
                       ------------------------------------------

                  2.8.1 Quorum. Except as otherwise required by the Statutes or the articles of incorporation, a majority of the outstanding shares of the corporation, represented by person or by proxy, shall constitute a quorum at each meeting of the shareholders. If a quorum exists, action on a matter, other than the election of directors, is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless the articles of incorporation or the Statutes require a greater number of affirmative votes.


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



                  2.8.2 Voting of Shares. Unless otherwise provided in the articles of incorporation or these bylaws, each outstanding share, regardless of class, is entitled to one vote upon each matter submitted to a vote at a meeting of shareholders.

                  2.9 Quorum and Voting requirements of Voting Groups. If the articles of incorporation or the Statutes provide for voting by a single voting group on a matter, action on that matter is taken when voted upon by that voting group.

                  Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that adjourned meeting.

                  Shares entitled to vote as a separate voting group may take action on a matter at a meeting only if a quorum of those shares exists with respect to that matter. Unless the articles of incorporation or the Statutes provide otherwise, a majority of the votes entitled to be cast on the matter by the voting group constitutes a quorum of that voting group for action on that matter.

                  If the articles of incorporation or the Statutes provide for voting by two or more voting groups on a matter, action on that matter is taken only when voted upon by each of those voting groups counted separately. Action may be taken by one voting group on a matter even though no action is taken by another voting group entitled to vote on the matter.

                  If a quorum exists, action on a matter, other than the election of directors, by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless the articles of incorporation or the Statutes require a greater number of affirmative votes.

                  2.10 Greater Quorum or Voting Requirements. The articles of incorporation may provide for a greater quorum or voting requirement for shareholders, or voting groups of shareholders, than is provided for by these bylaws. An amendment to the articles of incorporation that adds, changes, or deletes a greater quorum or voting requirement for shareholders must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirement then in effect or proposed to be adopted, whichever is greater.

                  2.11 Proxies. At all meetings of shareholders, a shareholder may vote in person or by proxy which is executed in writing by the shareholder or which is executed by his duly authorized attorney-in-fact. Such proxy shall be filed with the Secretary of the corporation or other person authorized to tabulate votes before or at the time of the meeting. No proxy shall be valid after 11 months from the date of its execution unless otherwise provided in the proxy. All proxies are revocable unless they meet specific requirements of irrevocability set forth in the Statutes. The death or incapacity of a voter does not invalidate a proxy unless the corporation is put on notice. A transferee for value who receives shares subject to an irrevocable proxy, can revoke the proxy if he had no notice of the proxy.

                  2.12  Corporation's Acceptance of Votes.
                        ---------------------------------

                  2.12.1 If the name signed on a vote, consent, waiver, proxy appointment, or proxy appointment revocation corresponds to the name of a shareholder, the corporation, if acting in good faith, is entitled to accept the vote, consent, waiver, proxy appointment, or proxy appointment revocation and give it effect as the act of the shareholder.

                  2.12.2 If the name signed on a vote, consent, waiver, proxy appointment, or proxy appointment revocation does not correspond to the name of a shareholder, the corporation, if acting in good faith, is nevertheless entitled to accept the vote, consent, waiver, proxy appointment, or proxy appointment revocation and give it effect as the act of the shareholder if:

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



                                    (a) the  shareholder is an entity as defined
                  in the Statutes and the name signed purports to be that of an officer or agent of the entity;


                                    (b) the name  signed  purports to be that of
                  an      administrator,       executor,       guardian,      or
                  conservatorrepresenting the shareholder and, if the corporation requests, evidence of fiduciary status acceptable to the corporation has been presented with respect to the vote, consent, waiver, proxy appointment or proxy appointment revocation;

                                    (c) the name signed purports to be that of a
                  receiver or trustee in bankruptcy of the shareholder and, if the corporation requests, evidence of this status acceptable to the corporation has been presented with respect to the vote, consent, waiver, proxy appointment, or proxy appointment revocation; or

                                    (d) the name signed purports to be that of a
                  pledgee, beneficial owner, or attorney-in-fact of the shareholder and, if the corporation requests, evidence acceptable to the corporation of the signatory's authority to sign for the shareholder has been presented with respect to the vote, consent, waiver, proxy appointment or proxy appointment revocation; or

                                    (e) two or more persons are the  shareholder
                  as co-tenants or fiduciaries and the name signed purports to be the name of at least one of the co-owners and the person signing appears to be acting on behalf of all co-tenants or fiduciaries.


                  2.12.3 If shares are registered in the names of two or more persons, whether fiduciaries, members of a partnership, co-tenants, husband and wife as community property, voting trustees, persons entitled to vote under a shareholder voting agreement or otherwise, or if two or more persons (including proxy holders) have the same fiduciary relationship respecting the same shares, unless the secretary of the corporation or other officer or agent entitled to tabulate votes is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect:

                                    (a)  if only one votes, such act binds all;

                                    (b) if more than one  votes,  the act of the
                  majority so voting bind all;

                                    (c) if more than one votes,  but the vote is
                  evenly split on any particular matter, each fraction may vote the securities in question proportionately.

                  If the instrument so filed or the registration of the shares shows that any tenancy is held in unequal interests, a majority or even split for the purpose of this Section shall be a majority or even split in interest.


                  2.12.4 The corporation is entitled to reject a vote, consent, waiver, proxy appointment or proxy appointment revocation if the secretary or other officer or agent authorized to tabulate votes, acting in good faith, has reasonable basis for doubt about the validity of the signature on it or about the signatory's authority to sign for the shareholder.

                  2.12.5 The corporation and its officer or agent who accepts or rejects a vote, consent, waiver, proxy appointment or proxy appointment revocation in good faith and in accordance with the standards of this Section are not liable in damages to the shareholder for the consequences of the acceptance or rejection.

                  2.12.6 Corporate action based on the acceptance or rejection of a vote, consent, waiver, proxy appointment or proxy appointment revocation under this Section is valid unless a court of competent jurisdiction determines otherwise.

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



                  2.13  Action by Shareholders Without a Meeting.
                        ----------------------------------------

                  2.13.1 Written Consent. Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting and without prior notice if one or more consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shareholders entitled to vote with respect to the subject matter thereof were present and voted. Action taken under this Section has the same effect as action taken at a duly called and convened meeting of shareholders and may be described as such in any document.

                  2.13.2 Post-Consent Notice. Unless the written consents of all shareholders entitled to vote have been obtained, notice of any shareholder approval without a meeting shall be given at least ten days before the consummation of the action authorized by such approval to (i) those shareholders entitled to vote who did not consent in writing, and (ii) those shareholders not entitled to vote. Any such notice must be accompanied by the same material that is required under the Statutes to be sent in a notice of meeting at which the proposed action would have been submitted to the shareholders for action.

                  2.13.3 Effective Date and Revocation of Consents. No action taken pursuant to this Section shall be effective unless all written consents necessary to support the action are received by the corporation within a sixty-day period and not revoked. Such action is effective as of the date the last written consent is received necessary to effect the action, unless all of the written consents specify an earlier or later date as the effective date of the action. Any shareholder giving a written consent pursuant to this Section may revoke the consent by a signed writing describing the action and stating that the consent is revoked, provided that such writing is received by the corporation prior to the effective date of the action.

                  2.13.4 Unanimous Consent for Election of Directors. Notwithstanding subsection (a), directors may not be elected by written consent unless such consent is unanimous by all shares entitled to vote for the election of directors.

                  2.14 Voting for Directors. Unless otherwise provided in the articles of incorporation, every shareholder entitled to vote for the election of directors has the right to cast, in person or by proxy, all of the votes to which the shareholder's shares are entitled for as many persons as there are directors to be elected and for whom election such shareholder has the right to vote. Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

                                          ARTICLE 3.  BOARD OF DIRECTORS

                  3.1 General Powers. Unless the articles of incorporation have dispensed with or limited the authority of the board of directors by describing who will perform some or all of the duties of a board of directors, all corporate powers shall be exercised by or under the authority, and the business and affairs of the corporation shall be managed under the direction, of the board of directors.

                  3.2 Number, Tenure and Qualification of Directions. The authorized number of directors shall be two (2); provided, however, that if the corporation has less than two shareholders entitled to vote for the election of directors, the board of directors may consist of a number of individuals equal to or greater than the number of those shareholders. The current number of directors shall be within the limit specified above, as determined (or as amended form time to time) by a resolution adopted by either the shareholders or the directors. Each director shall hold office until the next annual meeting of shareholders or until the director's earlier death, resignation, or removal. However, if his term expires, he shall continue to serve until his successor shall have been elected and qualified, or until there is a decrease in the number of directors. Directors do not need to be residents of Nevada or shareholders of the corporation.


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



                  3.3 Regular Meetings of the Board of Directors. A regular meeting of the board of directors shall be held without other notice than this bylaw immediately after, and at the same place as, the annual meeting of shareholders, for the purpose of appointing officers and transacting such other business as may come before the meeting. The board of directors may provide, by resolution, the time and place for the holding of additional regular meetings without other notice than such resolution.

                  3.4 Special Meetings of the Board of Directors. Special meetings of the board of directors may be called by or at the request of the president or any director. The person authorized to call special meetings of the board of directors may fix any place as the place for holding any special meeting of the board of directors.

                  3.5 Notice of, and Waiver of Notice for, Special Director Meeting. Unless the articles of incorporation provide for a longer or shorter period, notice of the date, time, and place of any special director meeting shall be given at least two days previously thereto either orally or in writing. Any director may waive notice of any meeting. Except as provided in the next sentence, the waiver must be in writing and signed by the director entitled to the notice. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business and at the beginning of the meeting (or promptly upon his arrival) objects to holding the meeting or transacting business at the meeting, and does not thereafter vote for or assent to action taken at the meeting. Unless required by the articles of incorporation, neither the business to be transacted at, nor the purpose of, any special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting.

                  3.6  Director Quorum and Voting.
                       --------------------------

                  3.6.1 Quorum. A majority of the number of directors prescribed by resolution shall constitute a quorum for the transaction of business at any meeting of the board of directors unless the articles of incorporation require a greater percentage.

                  Unless the articles of incorporation provide otherwise, any or all directors may participate in a regular or special meeting by, or conduct the meeting through the use of, any means of communication by which all directors participating may simultaneously hear each other during the meeting. A director participating in a meeting by this means is deemed to be present in person at the meeting.

                  A  director  who is  present  at a  meeting  of the  board  of directors or a committee of the board of directors when corporate action is taken is deemed to have assented to the action taken unless: (1) the director objects at the beginning of the meeting (or promptly upon his arrival) to holding or transacting business at the meeting and does not thereafter vote for or assent to any action taken at the meeting; and (2) the director contemporaneously requests his dissent or abstention as to any specific action be entered in the minutes of the meeting; or (3) the director causes written notice of his dissent or abstention as to any specific action be received by the presiding officer of the meeting before its adjournment or to the corporation immediately after adjournment of the meeting. The right of dissent or abstention is not available to a director who votes in favor of the action taken.

                  3.7 Director Action Without a Meeting. Any action required or permitted to be taken by the board of directors at a meeting may be taken without a meeting if all the directors consent to such action in writing. Action taken by consent is effective when the last director signs the consent, unless, prior to such time, any director has revoked a consent by a signed writing received by the corporation, or unless the consent specifies a different effective date. A signed consent has the effect of a meeting vote and may be described as such in any document.

                  3.8 Resignation of Directors. A director may resign at any time by giving a written notice of resignation to the corporation. Such resignation is effective when the notice is received by the corporation, unless the notice specifies a later effective date.

                  3.9 Removal of Directors. The shareholders may remove one or more directors at a meeting called for that purpose if notice has been given that a purpose of the meeting is such removal. The removal may be

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



with or without cause unless the articles of incorporation provide that directors may only be removed with cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. A director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him.

                  3.10 Board of Director Vacancies. Unless the articles of incorporation provide otherwise, if a vacancy occurs on the board of directors, including a vacancy resulting from an increase in the number of directors, the shareholders may fill the vacancy. During such time that the shareholders fail or are unable to fill such vacancies then and until the shareholders act:

                                    (a) the  board  of  directors  may  fill the
                  vacancy; or

                                    (b) if the board of  directors  remaining in
                  office constitute fewer than a quorum of the board, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

                  If the vacant office was held by a director elected by a voting group of shareholders:

                                    (a)  if  there  are  one or  more  directors
                  elected by the same voting group, only such directors are entitled to vote to fill the vacancy if it is filled by the directors; and

                                    (b)  only  the  holders  of  shares  of that
                  voting group are entitled to vote to fill the vacancy if it is filled by the shareholders.

                  A vacancy that will occur at a specific later date (by reason of a resignation effective at a later date) may be filled before the vacancy occurs but the new director may not take office until the vacancy occurs.

                  3.11 Director Compensation. By resolution of the board of directors, each director may be paid his expenses, if any, of attendance at each meeting of the board of directors and may be paid a stated salary as director or a fixed sum for attendance at each meeting of the board of directors or both. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.


                  3.12  Director Committees.
                        -------------------


                  3.12.1 Creation of Committees. Unless the article sof incorporation provide otherwise, the board of directors may create one or more committees and appoint members of the board of directors to serve on them. Each committee must have one or more members, who shall serve at the pleasure of the board of directors.

                  3.12.2 Selection of Members. The creation of a committee and appointment of members to it must be approved by the greater of (1) a majority of all the directors in office when the action is taken or (2) the number of directors required by the articles of incorporation to take such action.

                  3.12.3 Required Procedures. Those Sections of this Article 3 which govern meetings, actions without meetings, notice and waiver of notice, quorum and voting requirements of the board of directors, apply to committees and their members.

                  3.12.4 Authority. Unless limited by the articles of incorporation, each committee may exercise those aspects of the authority of the board of directors which the board of directors confers upon such committee in the resolution creating the committee. Provided, however, a committee may not:

                                    (a)  authorize distributions;


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



                                    (b)  approve  or  propose  to   shareholders
                  action that the Statutes require be approved by shareholders;

                                    (c) fill vacancies on the board of directors
                  or on any of its committees;

                                    (d)  amend  the  articles  of  incorporation
                  pursuant to the authority of directors to do so;

                                    (e) adopt, amend or repeal bylaws;

                                    (f)  approve a plan of merger not  requiring
                  shareholder approval;

                                    (g)  authorize or approve  reacquisition  of
                  shares, except according to a formula or method prescribed by the board of directors; or

                                    (h)  authorize  or approve  the  issuance or
                  sale or contract for sale of shares or determine the designation and relative rights, preference,s and limitations of a class or series of shares, except that the board of directors may authorize a committee (or an officer) to do so within limits specifically prescribed by the board of directors.

                                               ARTICLE 4.  OFFICERS

                  4.1 Number of Officers. The officers of the corporation shall be a president, a secretary and a treasurer, each of whom shall be appointed by the board of directors. Such other officers and assistant officers as may be deemed necessary, including any vice presidents, may also be appointed by the board of directors. If specifically authorized by the board of directors, an officer may appoint one or more officers or assistant officers. The same individual may simultaneously hold more than one office in the corporation.

                  4.2 Appointment and Term of Office. The officers of the corporation shall be appointed by the board of directors for a term as determined by the board of directors. If no term is specified, they shall hold office until the first meeting of the directors held after the next annual meeting of shareholders. If the appointment of officers shall not be made at such meeting, such appointment shall be made as soon thereafter as is convenient. Each officer shall hold office until his successor shall have been duly appointed and shall have qualified until his death, or until he shall resign or is removed.

                  The designation of a specified term does not grant to the officer any contract rights, and the board may remove the officer at any time prior to the termination of such term.

                  4.3 Removal of Officers. Any officer or agent may be removed by the board of directors at any time, with or without cause. Such removal shall be without prejudice to the contract rights, if any, of the person so removed. Appointment of an officer or agent shall not of itself create contract rights.

                  4.4 Resignation of Officers. Any officer may resign at any time, subject to any rights or obligations under any existing contracts between the officers and the corporation, by giving notice to the president or board of directors. An officer's resignation shall take effect at the time specified therein, and the acceptance of such resignation shall not be necessary to make it effective.

                  4.5 President. Unless the board of directors has designated the chairman of the board as chief executive officer, the president shall be the chief executive officer of the corporation and, subject to the control of the board of directors, shall in general supervise and control all of the business and affairs of the corporation. Unless there is a chairman of the board, the president shall, when present, preside at all meetings of the shareholders and of the board of directors. The president may sign, with the secretary or any other proper officer of the corporation thereunder authorized by the board of directors, certificates for shares of the corporation and deeds,

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



mortgages, bonds, contracts, or other instruments which the board of directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the board f directors or by these bylaws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the board of directors from time to time.

                  4.6 Vice Presidents. If appointed, in the absence of the president or in the event of his death, inability or refusal to act, the vice president (or in the event there be more than one vice president, the vice presidents in the order designate at the time of their election, or in the absence of any designation, then in the order of their appointment) shall perform the duties of the president, and when so acting, shall have all the powers of, and be subject to, all the restrictions upon the president.

                  4.7 Secretary. The secretary shall: (a) keep the minutes of the proceedings of the shareholders, the board of directors, and any committees of the board in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these bylaws or as required by law; (c) be custodian of the corporate records; (d) when requested or required, authenticate any records of the corporation; (e) keep a register of the post office address of each shareholder which shall be furnished to the secretary by such shareholder; (f) sign with the president, or a vice president, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the board of directors; (g) have general charge of the stock transfer books of the corporation; and (h) in general perform all duties incident to the office of secretary and such other duties as from time to time may be assigned by the president or by the board of directors. Assistant secretaries, if any, shall have the same duties and powers, subject to the supervision of the secretary.

                  4.8 Treasurer. The treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the corporation;
(b) receive and give receipts for monies due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such bank, trust companies, or other depositaries as shall be selected by the board of directors; and (c) in general perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned by the president or by the board of directors. If required by the board of directors, the treasurer shall give a bond for the faithful discharge of his or her duties in such sum and with such surety or sureties as the board of directors shall determine. Assistant treasurers, if any, shall have the same powers and duties, subject to the supervision of the treasurer.


                  4.9 Salaries. The salaries of the officers shall be fixed from time to time by the board of directors.

                                     ARTICLE 5.  INDEMNIFICATION OF DIRECTORS,
                         OFFICERS, AGENTS, AND EMPLOYEES

                  5.1 Indemnification of Directors. Unless otherwise provided in the articles of incorporation, the corporation shall indemnify any individual made a party to a proceeding because the individual is or was a director of the corporation, against liability incurred in the proceeding, but only if such indemnification is both (i) determined permissible and (ii) authorized, as such are defined in subsection (a) of this Section 5.1.

                  5.1.1 Determination of Authorization. The corporation shall not indemnify a director under this Section unless:

                                    (a)  a   determination   has  been  made  in
                  accordance with the procedures set forth in the Statutes that the director met the standard of conduct set forth in subsection (b) below, and

                                    (b)   payment   has   been   authorized   in
                  accordance with the procedures set forth in the Statutes based on a conclusion that the expenses are reasonable, the corporation has the financial ability to make the payment, and the financial resources of the corporation should be devoted to this use rather than some other use by the corporation.

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                  5.1.2 Standard of Conduct.  The individual  shall  demonstrate that:

                                    (a)  he or she  conducted  himself  in  good
                  faith; and

                                    (b) he or she reasonably believed:

                                                      (i) in the case of conduct
                                    in   his   official    capacity   with   the
                                    corporation, that his conduct was in its best interests;

                                                      (ii) in all  other  cases,
                                    that his conduct was at least not opposed to its best interests; and

                                                      (iii)  in the  case of any
                                    criminal  proceeding,   he  or  she  had  no
                                    reasonable cause to believe his conduct was unlawful.

                  5.1.3 Indemnification in Derivative Actions Limited. Indemnification permitted under this Section in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

                  5.1.4 Limitation on Indemnification. The corporation shall not indemnify a director under this Section of Article 5:

                                    (a) in connection with a proceeding by or in
                  the right of the corporation in which the director was adjudged liable to the corporation; or

                                    (b) in connection with any other  proceeding
                  charging improper personal benefit to the director, whether or not involving action in his or her official capacity, in which he or she was adjudged liable on the basis that personal benefit was improperly received by the director.

                  5.2 Advance of Expenses for Directors. If a determination is made following the procedures of the Statutes, that the director has met the following requirements, and if an authorization of payment is made following the procedures and standards set forth in the Statutes, then unless otherwise provided in the articles of incorporation, the corporation shall pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding, if:

                                    (a) the director furnishes the corporation a
                  written affirmation of his good faith belief that he has met the standard of conduct described in this section;

                                    (b) the director furnishes the corporation a
                  written undertaking, executed personally or on his behalf, to repay the advance if it is ultimately determined that he did not meet the standard of conduct;

                                    (c) a  determination  is made that the facts
                  then known to those making the determination would not preclude indemnification under this Section or the Statutes.

                  5.3 Indemnification of Officers, Agents and Employees Who Are Not Directors. Unless otherwise provided in the articles of incorporation, the board of directors may indemnify and advance expenses to any officer, employee, or agent of the corporation, who is not a director of the corporation, to the same extent as to a director, or to any greater extent consistent with public policy, as determined by the general or specific actions of the board of directors.


                  5.4 Insurance. By action of the board of directors, notwithstanding any interest of the directors in such action, the corporation may purchase and maintain insurance on behalf of a person who is or was a director,

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



officer, employee, fiduciary or agent of the corporation, against any liability asserted against or incurred by such person in that capacity or arising from such person's status as a director, officer, employee, fiduciary, or agent, whether or not the corporation would have the power to indemnify such person under the applicable provisions of the Statutes.

                                                 ARTICLE 6.  STOCK

                  6.1 Issuance of Shares. The issuance or sale by the corporation of any shares of its authorized capital stock of any class, including treasury shares, shall be made only upon authorization by the board of directors, unless otherwise provided by statute. The board of directors may authorize the issuance of shares for consideration consisting of any tangible or intangible property or benefit to the corporation, including cash, promissory notes, services performed, contracts or arrangements for services to be performed, or other securities of the corporation. Shares shall be issued for such consideration expressed in dollars as shall be fixed from time to time by the board of directors.

                  6.2  Certificates for Shares.
                       -----------------------

                  6.2.1  Content.   Certificates   representing  shares  of  the
corporation shall at minimum, state on their face the name of the issuing corporation and that it is formed under the laws of the State of Nevada; the name of the person to whom issued; and the number and class of shares and the designation of the series, if any, the certificate represents; and be in such form as determined by the board of directors. Such certificates shall be signed (either manually or by facsimile) by the president or a vice president and by the secretary or an assistant secretary and may be sealed with a corporate seal or a facsimile thereof. Each certificate for shares shall be consecutively numbered or otherwise identified.

                  6.2.2 Legend as to Class or Series. If the corporation is authorized to issue different classes of shares or different series within a class, the designations, relative rights, preferences and limitations applicable to each class and the variations in rights, preferences and limitations determined for each series (and the authority of the board of directors to determine variations for future series) must be summarized on the front or back of each certificate. Alternatively, each certificate may state conspicuously on its front or back that the corporation will furnish the shareholder this information on request in writing and without charge.

                  6.2.3 Shareholder List. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the corporation.

                  6.2.4 Transferring Shares. All certificates surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except that in cash of a lost, destroyed, or mutilated certificate, a new one may be issued therefor upon such terms and indemnity to the corporation as the board of directors may prescribe.

                  6.3  Shares Without Certificates.
                       ---------------------------

                  6.3.1 Issuing Shares Without Certificates. Unless the articles of incorporation provide otherwise, the board of directors may authorize the issue of some or all the shares of any or all of its classes or series without certificates. The authorization does not affect shares already represented by certificates until they are surrendered to the corporation.

                  6.3.2 Information Statement Required. Within a reasonable time after the issue or transfer of shares without certificates, the corporation shall send the shareholder a written statement containing, at a minimum, the information required by the Statutes.


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



                  6.4 Registration of the Transfer of Shares. Registration of the transfer of shares of the corporation shall be made only on the stock transfer books of the corporation. In order to register a transfer, the record owner shall surrender the shares to the corporation for cancellation, properly endorsed by the appropriate person or persons with reasonable assurances that the endorsements are genuine and effective. Unless the corporation has established a procedure by which a beneficial owner of shares held by a nominee is to be recognized by the corporation as the owner, the person in whose name shares stand in the books of the corporation shall be deemed by the corporation to be the owner thereof for all purposes.

                  6.5 Restrictions on Transfer or Registration of Shares. The board of directors or shareholders may impose restrictions on the transfer or registration of transfer of shares (including any security convertible into, or carrying a right to subscribe for or acquire shares). A restriction does not affect shares issued before the restriction was adopted unless the holders of the shares are parties to the restriction agreement or voted in favor of or otherwise consented to the restriction.

                  A restriction on the transfer or registration of transfer of shares may be authorized:

                                    (a) to  maintain  the  corporation's  status
                  when it is dependent on the number or identity of its shareholders;

                                    (b) to  preserve  entitlements,  benefits or
                  exemptions under federal or local laws; and

                                    (c)  for any other reasonable purpose.

                  A restriction on the transfer or registration of transfer of shares may:

                                    (a) obligate the shareholder  first to offer
                  the corporation or other persons (separately, consecutively or simultaneously) an opportunity to acquire the restricted shares;

                                    (b)  obligate  the   corporation   or  other
                  persons  (separately,   consecutively  or  simultaneously)  to
                  acquire the restricted shares;

                                    (c) require as a condition to such  transfer
                  or registration, that any one or more persons, including the holders of any of its shares, approve the transfer or registration if the requirement is not manifestly unreasonable; or

                                    (d)    prohibit    the   transfer   or   the
                  registration of transfer of the restricted shares to designated persons or classes of persons, if the prohibition is not manifestly unreasonable.

                  A restriction on the transfer or registration of transfer of shares is valid and enforceable against the holder or a transferee of the holder if the restriction is authorized by this Section and its existence is noted conspicuously on the front or back of the certificate or is contained in the information statement required by this Article 6 with regard to shares issued without certificates. Unless so noted, a restriction is not enforceable against a person without knowledge of the restriction.

                  6.6 Corporation's Acquisition of Shares. The corporation may acquire its own shares and the shares so acquired constitute authorized but unissued shares.

                  If the articles of incorporation prohibit the reissue of acquired shares, the number of authorized shares is reduced by the number of shares acquired, effective upon amendment of the articles of incorporation, which amendment may be adopted by the shareholders or the board of directors without shareholder action. The articles of amendment must be delivered to the Secretary of State and must set forth:


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



                                    (a) the name of the corporation;

                                    (b)  the   reduction   in  the   number   of
                  authorized shares, itemized by class and series;

                                    (c) the total number of  authorized  shares,
                  itemized by class and series, remaining after reduction of the shares; and

                                    (d)  a  statement  that  the  amendment  was
                  adopted by the board of directors without shareholder action and that shareholder action was not required.

                                             ARTICLE 7.  DISTRIBUTIONS

                  7.1 Distributions to Shareholders. The board of directors may authorize, and the corporation may make, distributions to the shareholders of the corporation subject to any restrictions in the corporation's articles of incorporation and in the Statutes.

                  7.2 Unclaimed Distributions. If the corporation has mailed three successive distributions to a shareholder at the shareholder's address as shown on the corporation's current record of shareholders and the distributions have been returned as undeliverable, no further attempt to deliver distributions to the shareholder need be made until another address for the shareholder is made known to the corporation, at which time all distributions accumulated by reason of this Section, except as otherwise provided by law, be mailed to the shareholder at such other address.

                                             ARTICLE 8.  MISCELLANEOUS

                  8.1 Inspection of Records by Shareholders and Directors. A shareholder or director of a corporation is entitled to inspect and copy, during regular business hours at the corporation's principal office, any of the records of the corporation required to be maintained by the corporation under the Statutes, if such person gives the corporation written notice of the demand at least five business days before the date on which such a person wishes to inspect and copy. The scope of such inspection right shall be as provided under the Statutes.

                  8.2 Corporate Seal. The board of directors may provide a corporate seal which may be circular in form and have inscribed thereon any designation including the name of the corporation, the state of incorporation, and the words "Corporate Seal."

                  8.3 Amendments. The corporation's board of directors may amend or repeal the corporation's bylaws at any time unless:

                                    (a) the  articles  of  incorporation  or the
                  Statutes reserve this power exclusively to the shareholders in whole or part; or

                                    (b) the shareholders in adopting,  amending,
                  or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw; or

                                    (c) the bylaw either establishes, amends, or
                  deletes, a greater shareholder quorum or voting requirement.

                  Any amendment which changes the voting or quorum requirement for the board must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever are greater.

                  8.4 Fiscal Year. The fiscal year of the corporation shall be established by the board of directors.

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



                  DATED this _12_ day of August, 1998.




                                    ------------------------------------------
                                    Secretary


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